

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Bernice E. Bell
Chief Financial Officer
AGNC Investment Corp.
2 Bethesda Metro Center, 12th Floor
Bethesda, Maryland 20814

> **Re: AGNC Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-34057**

Dear Ms. Bell:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction